[Keefe, Bruyette & Woods, Inc. Letterhead]
January 30, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Thomas Weisel Partners Group, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Thomas Weisel Partners Group, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-129108)(the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.01 per share, so that the Registration Statement may be declared effective at 4 P.M., E.S.T., on February 1, 2006, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.
     Additionally, we hereby advise you that the Preliminary Prospectus dated January 17, 2006, was distributed by the Representatives approximately as follows:

	4090	copies to anticipated underwriters
	2535	copies to institutional investors
	1269	copies to others

Total:	7894
     The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Thomas Weisel Partners LLC
Keefe, Bruyette & Woods, Inc.
Fox-Pitt, Kelton Incorporated
As representatives of the several underwriters

By:	Keefe, Bruyette & Woods, Inc.

By:	/s/ Jeffrey D. Evans

Name:	Jeffrey D. Evans

Title:	Managing Director